with friends



"With friends is the answer to a major issue plaguing American cities.

Kunal and his co-founder [Joe], are going to create a more just world, full of beauty and art."

– Columbia Venture Community

Meet the Team



Co-Founder & Engineer

Founder @babycastles video games gallery, CoFounder @thesilentbarn music venue, musician @loudobjects



Co-Founder & Sales/Support

Community organizer, entrepreneur, and resident of music/art spaces in NYC for over a decade



Co-Founder & Product/Design

Artist, designer, and coder who has built transparent enterprise data platforms

- Serial entrepreneurs of creative sector businesses for young artists
- Appear in mainstream media, public speakers, > 5,000 customer relationships in market

Music and art venues need more money now.

Rents rise 7-10%/year - first in major metros and surrounding


U.S. Industrial
U.S. Retail
U.S. Multifamily
00 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015

Unintentional costs of ultra-easy monetary policy

Apartment List National Rent Report

New financial pressures post-Oakland fire


NEWS
NEW MUSIC
CULTURE
SPIN
NEWS \
Brooklyn DIY Institution Shea Stadium Will Temporarily Close, Citing "Pressure From Authorities"
Andy Cush // March 9, 2017
EMAIL
SHARE
TWEET
REDDIT

DIY in Crisis: Has Oakland's Ghost Ship Fire Jeopardized the Underground

Brooklyn DIY Institution Shea Stadium to Close, Citing "Pressure from Authorities"

Traditional options don't work.
They're hungry for a real answer.



Grants are for non-profits, most are small businesses.



Year-end fundraising is tough, competitive, and too slow of a cycle.



Fundraising is a hard skill- assigning to existing staff or volunteers doesn't perform.

Withfriends is a crowdfunding platform for cultural spaces.



Choose Your Level
x
Select a 582 Bent membership level
SUPER FRIEND
$5 / month
582 BENT T-SHIRT
Plus:
- 10% discount on tickets
- Monthly newsletter
- Exclusive presales
AMOUNT $ 5 /MONTH
No Thanks
Add Membership

Upsell customers into memberships as they're buying tickets to your events

Demo


with friends
Sign In
Create Account
Ambient Church
Ambient Church is an experiential event series dedicated to working with artists to bring new ecologies to architecturally unique spaces.
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Upcoming Events
LOCATED IN BROOKLYN, NY
Help us transform this series into a sustainable organization that makes space for transcendent artistic experience.
Donate Monthly
Donate Annually
Donate Once

20% of ticket buyers have become members on Withfriends

which results in ...

$11 in additional revenue per ticket sold on Withfriends

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Try a Demo

Results


REPORTS
Transactions
in
September
Tickets: 63 Transactions
Fundraising: 18 Transactions
29%
Donors: 4 Transactions
6%
Members: 14 Transactions
22%
$5 "Day of Radiance": 4 Transactions
6%
$10 "Structures from Silence": 5 Transactions
8%
$15 "Power Spot": 5 Transactions
8%
104
TOTAL TICKETS PURCHASED
Tickets Sold... $2497.5
Donations... $57
New Memberships... $1740 *
$4294.5
Pending
Bank Transactions
* $145/mo estimated across a year

Case Study: Ambient Church

Beautiful music/projection mapped video performances at churches

22% of ticket buyers **become members** at avg **> $10/mo**

7% of additional ticket buyers **paid extra** in support

70% resulting increase to their annual revenue

Markets

Arts organizations, community spaces, music venues, museums, book clubs - anything with an energized audience and an active events program.

Art Spaces

> 4k in NYC

40k in US (estimated)

(source)

- we earn them **$20k - 100k** annually
- they earn us **$50-200/month**
- proven fit, existing customers

Music Venues

▲ 28% by 2021

(source)

- we earn them **> $200k** annually
- they earn us **$1k/month**
- exploring now, 3 major venue accounts launching in Q2 2018

Total Addressable Market

Member Management & Crowdfunding

Size and growth of this industry from 2018 to 2022
(Art & Music subset accessible to WF only considered)



$177M
$306M
2018
2022

Event Ticketing

Size and growth of this industry from 2018 to 2022
(Art & Music subset accessible to WF only considered)



$213M
$262M
2018
2022

*Data for this analysis was collected from IBIS World, Statista, Fundly, and Strattica Capital

Competitive Analysis

WIthfriends is the first company to make running a memberships company easy for small businesses.


Member Management & Crowdfunding
with friends
PATREON
drip
Event Management & Ticketing
Eventbrite
meetup
memberplanet

Points of Differentiation

PATREON	• They target individual artist / creators, rather than venues • They act as an online platform where fans congregate to pay a subscription amount of their choice to creators, and aren't a plug & play software that works at the point of sales
drip (Kickstarter)	• They target individual artist / creators, rather than venues • They act as an online platform where people subscribe to support creators on an ongoing basis, and aren't a plug & play software that works at the point of sales
memberplanet	• They target non-profits, religious groups, schools, homeowners associations, political campaigns etc, and do not focus on the art & music industry. • They do have some ticketing services, but the platform acts more as a way of managing members.
Eventbrite	• Doesn't convert audiences or ticket buyers into recurrent paying supporters
Meetup	• Doesn't convert audiences or ticketbuyers into recurring paying supporters. • Meetup goes from membership to event, whereas WF goes the other way around. Withfriends help you build a relationship from a simple touchpoint to a more loyal one

Milestones


Money
$150,000
$120,000
$90,000
$60,000
$30,000
0
7/1/17
9/1/17
11/1/17
1/1/18
3/1/18
Withfriends evenue
Gross Withfriends Value Add
Gross
People
12,000
10,000
8,000
6,000
4,000
2,000
0
7/1/17
9/1/17
11/1/17
1/1/18
3/1/18
"Members"
Users
Tickets

Sales



Monthly Recurring Revenue
$250,000
$200,000
$150,000
$100,000
$50,000
0
7/1/18
10/1/18
1/1/19
4/1/19
7/1/19
10/1/19
1/1/20
$215,410
$180,050
$155,220



Venues
3,000
2,500
2,000
1,500
1,000
500
0
7/1/18
10/1/18
1/1/19
4/1/19
7/1/19
10/1/19
1/1/20
2,877
2,333
1,951

$50k Raise
$107k Raise
$350k Raise

Raise

$350k

15 months / Small core team + sales and marketing

Goals

In Q1
- $2KMRR via 30 invite-only art spaces

Q2
- Public launch campaign

Q3
- Expand to 500 invite-only businesses
- + 6 music venues using events POS integration
- $40KMRRn

Q4
- $55KMRR via 1K art spaces
- +$12KMRR via 12 music venues
- Pilot retail integration for 2019

Includes $850K projected revenue


Legal
$20k
Sales/Support
$500k
Engineering
$70k
UX/UI
$60k
Server/Office
$42k
Marketing
$200k

with friends

Thanks!

- Kunal, Joe & Martha

team@withfriends.co